UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.2)*

Journal Communications, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

481130102
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM MPS Series Fund LP – Partners Series

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,499,278

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,499,278

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,499,278

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.4%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM MPS Series Fund LP – Crossways Series

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

361,516

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

361,516

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

361,516

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM MPS Series Fund LP – Lincoln Series

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

235,830

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

235,830

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,830

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

66,021

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

66,021

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,021

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM MPS LTD. SPC – Partners Segregated Portfolio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

492,187

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

492,187

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,187

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,162,645

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,162,645

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,162,645

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management (Offshore) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

492,187

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

492,187

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,187

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

563,987

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

563,987

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

563,987

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Douglas M. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,218,819

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,218,819

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,218,819

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.4%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter J. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,218,819

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,218,819

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,218,819

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.4%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of Class A common stock (the "Common Stock") of Journal Communications, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of December 31, 2012, and amends and supplements the Schedule 13G filed on May 24, 2011, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

      The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	TCM MPS Series Fund LP – Partners Series (the “PS Fund”),
•	TCM MPS Series Fund LP – Crossways Series (the “Crossways Fund”),
•	TCM MPS Series Fund LP – Lincoln Series (the “Lincoln Fund”),
•	TCM Spectrum Fund LP (the “Spectrum Fund”),
•	TCM MPS Ltd. SPC - Partners Segregated Portfolio (the “Partners Segregated Portfolio”),
•	Troob Capital Management LLC (“Management LLC”),
•	Troob Capital Management (Offshore) LLC (“Offshore Management LLC”),
•	Troob Capital Advisors LLC (“Advisors LLC”),
•	Douglas M. Troob and
•	Peter J. Troob.

      Management LLC is the general partner of each of the PS Fund, the Crossways Fund, the Lincoln Fund and the Spectrum Fund.  Offshore Management LLC is the investment manager of the Partners Segregated Portfolio.  Advisors LLC is the manager of a separate account (the “Separately Managed Account”).  Douglas Troob and Peter Troob are the managing members of each of Management LLC, Offshore Management LLC and Advisors LLC.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of the PS Fund, Crossways Fund, Lincoln Fund, Spectrum Fund, Management LLC, Offshore Management LLC, Advisors LLC, Douglas Troob and Peter Troob is 777 Westchester Avenue, Suite 203, White Plains, New York 10604.

The principal business address of the Partners Segregated Portfolio is Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

Each of PS Fund, Crossways Fund, Lincoln Fund and Spectrum Fund is a Delaware limited partnership.

The Partners Segregated Portfolio is a Cayman Islands exempted company.

Each of Management LLC, Offshore Management LLC and Advisors LLC is a Delaware limited liability company.

Each of Douglas Troob and Peter Troob is a citizen of the United States.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 3,218,819 shares of Common Stock.

The PS Fund individually beneficially owns 1,499,278 shares of Common Stock.

The Crossways Fund individually beneficially owns 361,516 shares of Common Stock.

The Lincoln Fund individually beneficially owns 235,830 shares of Common Stock.

The Spectrum Fund individually beneficially owns 66,021 shares of Common Stock.

The Partners Segregated Portfolio individually beneficially owns 492,187 shares of Common Stock.

Management LLC is deemed to beneficially own the 2,162,645 shares of Common Stock beneficially owned by the PS Fund, the Crossways Fund, the Lincoln Fund and the Spectrum Fund.

Offshore Management LLC is deemed to beneficially own the 492,187 shares of Common Stock beneficially owned by the Partners Segregated Portfolio.

Advisors LLC individually beneficially owns the 563,987 shares of Common Stock held in the Separately Managed Account.

Douglas Troob and Peter Troob are deemed to beneficially own the 3,218,819 shares of Common Stock beneficially owned by Management LLC, Offshore Management LLC and Advisors LLC.

(b)	Percent of Class:

Collectively, the Reporting Persons’ beneficial ownership of 3,218,819 shares of Common Stock represents 7.4% of the outstanding shares of Common Stock.

The PS Fund’s individual beneficial ownership of 1,499,278 shares of Common Stock represents 3.4% of all the outstanding shares of Common Stock.

The Crossways Fund’s individual beneficial ownership of 361,516 shares of Common Stock represents 0.8% of all the outstanding shares of Common Stock.

The Lincoln Fund’s individual beneficial ownership of 235,830 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

The Spectrum Fund’s individual beneficial ownership of 66,021 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

The Partners Segregated Portfolio’s individual beneficial ownership of 492,187 shares of Common Stock represents 1.1% of all the outstanding shares of Common Stock.

Management LLC’s individual beneficial ownership of 2,162,645 shares of Common Stock represents 5.0% of all the outstanding shares of Common Stock.

Offshore Management LLC’s individual beneficial ownership of 492,187 shares of Common Stock represents 1.1% of all the outstanding shares of Common Stock.

Advisors LLC’s individual beneficial ownership of 563,987 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

Each of Douglas Troob’s and Peter Troob’s individual beneficial ownership of 3,218,819 shares of Common Stock represents 7.4% of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The PS Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 1,499,278 shares of Common Stock individually beneficially owned by the PS Fund.

The Crossways Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 361,516 shares of Common Stock individually beneficially owned by the Crossways Fund.

The Lincoln Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 235,830 shares of Common Stock individually beneficially owned by the Lincoln Fund.

The Spectrum Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 66,021 shares of Common Stock individually beneficially owned by the Spectrum Fund.

The Partners Segregated Portfolio, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 492,187 shares of Common Stock individually beneficially owned by the Partners Segregated Portfolio.

Advisors LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 563,987 shares of Common Stock held in the Separately Managed Account.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The PS Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 1,499,278 shares of Common Stock individually beneficially owned by the PS Fund.

The Crossways Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 361,516 shares of Common Stock individually beneficially owned by the Crossways Fund.

The Lincoln Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 235,830 shares of Common Stock individually beneficially owned by the Lincoln Fund.

The Spectrum Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 66,021 shares of Common Stock individually beneficially owned by the Spectrum Fund.

The Partners Segregated Portfolio, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 492,187 shares of Common Stock individually beneficially owned by the Partners Segregated Portfolio.

Advisors LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 563,987 shares of Common Stock held in the Separately Managed Account.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B attached hereto.

ITEM 10.   CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 11, 2013

TCM MPS SERIES FUND LP – PARTNERS SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS SERIES FUND LP – CROSSWAYS SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS SERIES FUND LP – LINCOLN SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM SPECTRUM FUND LP
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS LTD. SPC - PARTNERS SEGREGATED PORTFOLIO

By:  /s/ Douglas Troob
Name:  Douglas Troob
Title:    Director

TROOB CAPITAL MANAGEMENT LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TROOB CAPITAL ADVISORS LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
     Douglas M. Troob

/s/ Peter J. Troob
     Peter J. Troob

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Journal Communications, Inc.  dated as of February 11, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 11, 2013

TCM MPS SERIES FUND LP – PARTNERS SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS SERIES FUND LP – CROSSWAYS SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS SERIES FUND LP – LINCOLN SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM SPECTRUM FUND LP
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS LTD. SPC - PARTNERS SEGREGATED PORTFOLIO

By:  /s/ Douglas Troob
Name:  Douglas Troob
Title:    Director

TROOB CAPITAL MANAGEMENT LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TROOB CAPITAL ADVISORS LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
     Douglas M. Troob

/s/ Peter J. Troob
     Peter J. Troob

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

TCM MPS Series Fund LP – Partners Series
TCM MPS Series Fund LP – Crossways Series
TCM MPS Series Fund LP – Lincoln Series
TCM MPS Ltd. SPC - Partners Segregated Portfolio
Troob Capital Management LLC
Troob Capital Management (Offshore) LLC
Troob Capital Advisors LLC
Douglas M. Troob
Peter J. Troob.